UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 6951294, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On May 5, 2015, Compugen Ltd. (“Compugen” or the “Company”) issued a press release reporting financial results for the first quarter ended March 31, 2015.  A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

As previously reported on March 19, 2015, Compugen Ltd. (“Compugen” or the “Company”) and Kanit Ha’Shalom Investments Ltd. (Azrieli) entered into a Lease Agreement (the “Agreement”). Under the terms of the Agreement, Compugen will lease approximately 34,000 square feet of office and laboratory space in the Azrieli Holon Business Center which is located in Holon, Israel. The Agreement has a term of ten (10) years, and the annual rent and asset management fees payments will be approximately $800,000. Compugen plans to relocate its headquarters along with its Israeli discovery and research operations from its current location in Tel Aviv, Israel to these substantially larger facilities by the end of the year.  The Company issued a press release announcing the planned relocation of its headquarters to the new facilities by the end of the year, and attached such press release as Exhibit 99.1 to a Form 6-K submitted to the Securities and Exchange Commission on March 19, 2015.  A copy of the English translation of the Agreement is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-185910 and 333-198368.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press release dated May 5, 2015.
99.2	English Translation of Office Lease Agreement dated March [ ], 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: May 5, 2015	By:	/s/ Ari Krashin
Ari Krashin
Chief Financial Officer